

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2014

Via E-mail
Stephen R. Brunner
President, Chief Executive Officer and Chief Operating Officer
Sanchez Production Partners LLC
1801 Main Street, Suite 1300
Houston, TX 77002

> **Re: Sanchez Production Partners LLC (f/k/a Constellation Energy Partners LLC)**
> **Amendment No. 1 to Schedule 13E-3 Filed November 17, 2014**
> **File No. 005-82227**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed November 17, 2014**
> **File No. 333-198440**

Dear Mr. Brunner:

We have limited our review of your amended filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Schedule 13E-3

General

1.   We note the response to prior comment 1. Please expand upon your analysis as to why you believe that none of SOG, SP Holdings, SEPI, or SEPI's nominees to your board of directors is engaged in, directly or indirectly, the Rule 13e-3 transaction. In doing so, please address the fact that, following the transaction, SP Holdings will own the general partner of Sanchez LP and will have the right to elect all members of the board of directors of the general partner of Sanchez LP. In this regard, we note that prior to the transaction, SOG and its affiliates beneficially own 19.2% of the company's outstanding units and contractually have the right to nominate 2 of the members of the board of managers, and that, as you state on page 1, the transaction will cause a change in control.

Please also note that the engagement of SOG and its affiliates in the transaction for purposes of Rule 13e-3 does not turn on whether these entities have "taken the lead in structuring the Conversion and preparing the applicable documentation," nor on whether the SEPI appointees otherwise "unduly influenced" the process or decisions or "dictated" the board of manager's decision. Please also clearly disclose which managers were appointed by SEPI.

2.   We note the response to prior comment 4 and continue to believe that further disclosure is required. At a minimum, persons beneficially owning more than 10% of your equity interests can be presumed to control you, and all information required by Instruction C to Schedule 13E-3 with respect to these persons or entities would therefore appear to be required. We also note that Instruction C information would appear to be required for SP Holdings, SEPI, the GP of SEPI, and SOG, as well as the control persons of SOG.

Item 15. Additional Information

3.   We note the response to prior comment 5. Item 1011(b) of Regulation M-A requires disclosure of the information required by Item 402(t)(2) and (3) in the format set out in Item 402(t)(1) of Regulation S-K, regardless of the type of transaction giving rise to the obligation to file the Schedule 13E-3. Please provide this disclosure.

Amendment No. 3 to Registration Statement on Form S-4

General

4.   We note your response to prior comment 9. Please disclose whether in reaching this conclusion the board considered both substantive and procedural fairness.

5.   We note your response to our prior comment 23, including your statement that you have made revisions on page 41 of Amendment No. 3 to clarify that (i) only if the Company has "available cash" to make distributions will the Company make distributions of $0.05 per unit, (ii) the Company does not anticipate being able to make distributions during the next 12 months unless it consummates a significant acquisition that generates sufficient available cash, and (iii) the amount of the shortfall in available cash is anticipated to be at least the full amount that would be needed to make a distribution in each quarter. Please also include such information in the "Summary" section of your filing where you discuss the payment of distributions under "Payment of Distributions" on page 10.

Ownership of the Company, page 9

6.   Please revise the chart appearing in this section to depict SOG, the owners of SOG, and the GP of SEPI, and to demonstrate how SOG is related to SP Holdings and SEPI.

Risk Factors, page 18

Our partnership agreement includes exclusive forum, venue and jurisdiction provisions…, page 23

7.   We note your discussion in this risk factor of the fee-shifting provision in the partnership agreement. Please revise this risk factor to discuss the effect of the fee-shifting provision. For example, explain that the provision may increase the cost of bringing lawsuits and may effectively discourage unitholder claims. Please also discuss the uncertainty about the ultimate effect of such provision.

How Proxies Will Be Voted, page 35

8.   We note your response to comment 22. Please advise us how you determined that the last sentence in this section is consistent with Rule 14a-4(e).

Management, page 96

9.   Please provide complete Item 1003 information regarding your executive officers, rather than merely your board of managers. Please also make the statements required by Item 1003(c)(3) and (4) regarding the company.

Exhibit 99.1—Form of Proxy

10.   We note your response to comment 28. Please provide a more detailed analysis as to the necessity of unbundling any material changes to your organizational documents, including the fee shifting provision. See Rule 14a-4(a)(3). In this regard, we note that whether changes to organizational documents are integral parts of an overall transaction is not indicative of whether the changes are "inextricably intertwined" See Question 101.01 of our Compliance and Disclosure Interpretations Relating to Unbundling under Rule 14a-4(a)(3) Generally and the Fifth Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (published September 2004).

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and the Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons, or an authorized representative thereof, acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions. You may also contact Lisa Kohl, Staff Attorney, Office of Mergers and Acquisitions, at (202) 551-3252 or David Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director